Zhongchao Inc.

Nanxi Creative Center, Suite 216

841 Yan’an Middle Road

Jing’An District, Shanghai, China 200040

VIA EDGAR

February 26, 2025

U.S. Securities & Exchange Commission
Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn:	Jenna Hough
Mara Ransom

Re:	Zhongchao Inc.
Registration Statement on Form F-3
Filed December 19, 2024
File No. 333-283916

Dear Ms. Hough and Ms. Ransom:

Zhongchao Inc. (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) on January 10, 2025, regarding Registration Statement on Form F-3 submitted to the Commission on December 19, 2024. In response to the Staff’s comments, the Company has revised the Registration Statement and is submitting via Edgar an amended registration statement (the “Registration Statement”) with this response letter. For your convenience, we have repeated below your comments in bold, and have followed each comment with our response.

Registration Statement on Form F-3 filed December 19, 2024

Cover Page

1.	Please disclose on the cover page how regulatory actions related to data security or anti-monopoly concerns in Hong Kong/Macau have or may impact the company’s ability to conduct its business, accept foreign investment or list on a U.S./foreign exchange. Also include risk factor disclosure explaining whether there are laws/regulations in Hong Kong that result in oversight over data security, how this oversight impacts the company’s business and the offering, and to what extent the company believes that it is compliant with the regulations or policies that have been issued. Finally, where you discuss China's Enterprise Tax Law, revise to acknowledge whether the Double Tax Avoidance Arrangement is applicable to you.

We respectfully advise the Staff that neither the Company nor any of the PRC operating entities has any operations in Hong Kong/Macau, nor do they have any subsidiaries in Macau, except that Zhongchao Cayman has a wholly owned subsidiary, Zhongchao Group Limited, incorporated in Hong Kong as a holding company without any operations in Hong Kong. As such, we do not believe regulatory actions related to data security or anti-monopoly concerns in Hong Kong/Macau have a material impact on the ability of the Company, its subsidiaries or the PRC operating entities to conduct business, accept foreign investment or continue to be listed on a U.S./foreign exchange. We also do not believe regulatory actions related to data security or anti-monopoly concerns and regulations that may result in oversight over data security in Hong Kong have a material impact on the Company’s business and the offering. To the extent that the Company or the PRC operating entities have material operations in Hong Kong or Macau in the future, the Company will provide additional disclosures regarding the applicable laws and regulations in Hong Kong or Macau as well as the related risks and consequences, as appropriate. In response to the Staff’s comment about the Double Tax Avoidance Arrangement, we have revised the disclosure on page 29 of the Registration Statement.

Prospectus Summary, page 1

2.	We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

In response to the Staff’s comment, we have revised the disclosure on pages 15 to 18 of the Registration Statement.

Our Corporate History and Structure, page 6

3.	Please revise your organizational chart to clearly identify the entity investors are purchasing an interest in.

In response to the Staff’s comment, we have revised the disclosure on page 9 of the Registration Statement.

Dividend Distributions or Transfers of Cash among the Holding Company, Its Subsidiaries, and the Consolidated VIE, page 12

4.	Please disclose here, as you do on the cover page, that you intend to settle amounts owed under the VIE agreements when required in the future.

In response to the Staff’s comment, we have revised the disclosure on page 12 of the Registration Statement.

Summary of Risk Factors, page 15

5.	In your summary of risk factors, please discuss the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, we have revised the disclosures on pages 21 and 28 of the Registration Statement.

***

We thank you for your review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Wei Wang, Esq., at wwang@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Pei Xu
Pei Xu
Chief Financial Officer

cc:	Wei Wang, Esq.
Ellenoff Grossman & Schole LLP

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